UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Focus Media Holding Limited

(Name of Issuer)

Ordinary Shares, par value $0.00005 per share

(Title of Class of Securities)

G3610R109 (Ordinary Shares) 34415V109 (American Depositary Shares)

(CUSIP Number)

Jason Nanchun Jiang

28-30/F Zhao Feng World Trade Building

369 Jiang Su Road, Shanghai 200060, China

People’s Republic of China

+(86) 21-2216-4088

With a copy to:

Peter Huang

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

No. 1, Jianguomenwai Avenue

Beijing 100004, People’s Republic of China

+(86) 10-6535-5599

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	34415V109

1.	NAME OF REPORTING PERSON: Jason Nanchun Jiang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 122,099,200(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 122,099,200(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 122,099,200(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.49%(2)
14.	TYPE OF REPORTING PERSON IN

(1)

Includes 108,534,195 Ordinary Shares held in the name of Citi (Nominees) Limited and beneficially owned by JJ Media Investment Holding Limited in the form of ADSs, 500,000 Ordinary Shares held in the name of Citi (Nominees) Limited and beneficially owned by Top Notch Investments Holdings Ltd in the form of ADSs, and 2,483,905 Ordinary Shares, vested options to purchase 4,081,100 Ordinary Shares and restricted shares to obtain 6,500,000 Ordinary Shares exercisable within 60 days of the date hereof held by Target Sales International Limited. Target Sales International Limited is 100% owned by JJ Media Investment Holding Limited. Both JJ Media Investment Holding Limited and Top Notch Investments Holdings Ltd are 100% owned by Jason Nanchun Jiang.

(2)

Percentage calculated based on 660,250,735 Ordinary Shares outstanding, including 649,669,635 Ordinary Shares outstanding as of August 13, 2012 (as provided by the Company), vested options to purchase 4,081,100 Ordinary Shares and restricted shares to obtain 6,500,000 Ordinary Shares exercisable within 60 days of the date hereof held by Target Sales International Limited.

CUSIP No.	34415V109

1.	NAME OF REPORTING PERSON: JJ Media Investment Holding Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 108,534,195(1)
	8.	SHARED VOTING POWER 13,065,005(2)
	9.	SOLE DISPOSITIVE POWER 108,534,195(1)
	10.	SHARED DISPOSITIVE POWER 13,065,005(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 121,599,200(3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.42%(4)
14.	TYPE OF REPORTING PERSON CO

(1)	Includes 108,534,195 Ordinary Shares held in the name of Citi (Nominees) Limited and beneficially owned by JJ Media Investment Holding Limited in the form of ADSs.
(2)

Includes 2,483,905 Ordinary Shares, vested options to purchase 4,081,100 Ordinary Shares and restricted shares to obtain 6,500,000 Ordinary Shares exercisable within 60 days of the date hereof held by Target Sales International Limited. Target Sales International Limited is 100% owned by JJ Media Investment Holding Limited.

(3)	Includes collectively, the Ordinary Shares described in footnotes (1) and (2).
(4)

Percentage calculated based on 660,250,735 Ordinary Shares outstanding, including 649,669,635 Ordinary Shares outstanding as of August 13, 2012 (as provided by the Company), vested options to purchase 4,081,100 Ordinary Shares and restricted shares to obtain 6,500,000 Ordinary Shares exercisable within 60 days of the date hereof held by Target Sales International Limited.

CUSIP No.	34415V109

1.	NAME OF REPORTING PERSON: Top Notch Investments Holdings Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 500,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 500,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.08%(1)
14.	TYPE OF REPORTING PERSON CO

(1)	Percentage calculated based on 649,669,635 Ordinary Shares outstanding as of August 13, 2012 (as provided by the Company).

CUSIP No.	34415V109

1.	NAME OF REPORTING PERSON: Target Sales International Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 13,065,005(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 13,065,005(1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,065,005(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.98%(2)
14.	TYPE OF REPORTING PERSON CO

(1)

Includes 2,483,905 Ordinary Shares, vested options to purchase 4,081,100 Ordinary Shares and restricted shares to obtain 6,500,000 Ordinary Shares exercisable within 60 days of the date hereof held by Target Sales International Limited.

(2)

Percentage calculated based on 660,250,735 Ordinary Shares outstanding, including 649,669,635 Ordinary Shares outstanding as of August 13, 2012 (as provided by the Company), vested options to purchase 4,081,100 Ordinary Shares and restricted shares to obtain 6,500,000 Ordinary Shares exercisable within 60 days of the date hereof held by Target Sales International Limited.

This amendment No. 6 to Schedule 13D (this “Amendment No. 6) is filed jointly by Jason Nanchun Jiang (“Mr. Jiang”), JJ Media Investment Holding Limited (“JJ Media”), Top Notch Investments Holdings Ltd (“Top Notch”) and Target Sales International Limited (“Target Sales”, and together with Mr. Jiang, JJ Media and Top Notch, the “Reporting Persons”). The Reporting Persons have entered into a joint filing agreement, dated as of August 13, 2012, a copy of which is attached hereto as Exhibit 7.25.

This Amendment No. 6 amends and supplements the statement on Schedule 13D filed jointly with the Securities and Exchange Commission on February 5, 2010 (the “Schedule 13D”) by Mr. Jiang and JJ Media with respect to ordinary shares, par value $0.00005 per share (the “Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares (the “ADSs”), of Focus Media Holding Limited (the “Issuer”), as previously amended and supplemented by amendments to the Schedule 13D filed on September 10, 2010, June 29, 2011, October 4, 2011, November 25, 2011 and April 18, 2012.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Top Notch is a British Virgin Islands company whose business is making financial investments. The address of its principal office is 28/F Zhao Feng World Trade Building, 369 Jiang Su Road, Shanghai 200060, People’s Republic of China. Mr. Jiang is the sole member and sole director of Top Notch.

Target Sales is a British Virgin Islands company whose business is making financial investments. The address of its principal office is 28/F Zhao Feng World Trade Building, 369 Jiang Su Road, Shanghai 200060, People’s Republic of China. JJ Media is the sole member of Target Sales. Mr. Jiang is the sole director of Target Sales.

To the best knowledge of the Reporting Persons, neither of them has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The Reporting Persons, together with Giovanna Investment Holdings Limited, FV Investment Holdings, Power Star Holdings Limited, CDH V – Moby Limited and China Everbright Structured Investment Holdings Limited (each a “Sponsor”, and together with the Reporting Persons, the “Consortium”) anticipate that, at the price per Ordinary Share set forth in the Proposal (as described in Item 4 below), approximately US$2.9 billion would be expended in acquiring 527,570,435 Ordinary Shares owned by shareholders of the Company other than Mr. Jiang (“Publicly Held Shares”).

It is anticipated that the funding for the acquisition of the Publicly Held Shares will be provided by a combination of debt and equity financing. The equity financing would be provided from members of the Consortium in the form of cash. In addition, the Consortium has been in discussions with Citigroup Global Markets Asia Limited, Credit Suisse AG, Singapore Branch and DBS Bank Ltd. about financing the acquisition and these banks have provided affiliates of Giovanna Investment Holdings Limited, FV Investment Holdings and Power Star Holdings Limited with a highly confident letter dated August 11, 2012 indicating that they are highly confident of their ability to fully underwrite the debt financing for the acquisition of the Publicly Held Shares subject to the terms and conditions set out therein.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On August 12, 2012, the Reporting Persons entered into a consortium agreement with the Sponsors (the “Consortium Agreement”), pursuant to which the Consortium will cooperate in good faith in connection with an acquisition transaction (the “Transaction”) with respect to the Issuer as contemplated by the Proposal (as defined below). The Consortium Agreement provides, among other things, for: cooperation in arranging financing; engaging advisors; cooperation in obtaining applicable governmental, statutory, regulatory or other approvals, licenses, waivers or exemptions for the consummation of the transactions; and cooperation in preparing definitive documentation with respect to the Transaction. During the period beginning on the date of the Consortium Agreement and ending on the earlier of (i) the 12-month anniversary of the date of the Consortium Agreement and (ii) the termination of the Consortium Agreement on the occurrence of other termination events, members of the Consortium have agreed to work exclusively with each other with respect to the Transaction.

On August 12, 2012, the Consortium submitted a non-binding proposal (the “Proposal”) to the Company’s board of directors for the Transaction. Under the Proposal, members of the Consortium propose to acquire, through an acquisition vehicle to be formed by them, all of the Publicly Held Shares for US$27.00 per ADS or US$5.40 per ordinary share in cash, representing a premium of 16% to the Issuer’s closing price on August 10, 2012 and a premium of 34.1% and 31.5% to the volume-weighted average closing price during the last 30 and 60 trading days, respectively. The Consortium intends to finance the Transactions through a combination of debt and equity financing. For a brief description of the financing plan, please refer to Item 3.

The Proposal also provides that, among other things, the Consortium will (a) conduct customary legal, financial and accounting due diligence on the Company and (b) negotiate and execute definitive agreements with respect to the Transaction that will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type. In the Proposal, members of the Consortium also stated that they expect that the independent members of the Company’s board of directors will proceed to consider the Proposal and the Transaction and that Mr. Jiang will recuse himself from participating in any deliberations and decisions related to the Transaction by the Company’s board of directors.

If the transactions contemplated under the Proposal are completed, the Ordinary Shares would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act and would be delisted from the NASDAQ Global Market.

References to the Consortium Agreement and the Proposal in this Amendment No. 6 are qualified in their entirety by reference to the Consortium Agreement and the Proposal, copies of which are attached hereto as Exhibits 7.26 and 7.27 and incorporated herein by reference in their entirety.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b): As of the date hereof, Target Sales directly holds 2,483,905 Ordinary Shares, vested options to purchase 4,081,100 Ordinary Shares and restricted shares to obtain 6,500,000 Ordinary Shares exercisable within 60 days of the date hereof, collectively accounting for approximately 1.98% of the total outstanding Ordinary Shares1. Target Sales has sole voting and dispositive control over such Ordinary Shares, vested options and restricted shares.

JJ Media is the beneficial owner of, and has sole voting and dispositive control over, 108,534,195 Ordinary Shares held in the name of Citi (Nominees) Limited in the form of ADSs, representing approximately 16.71% of the outstanding Ordinary Shares. As the sole shareholder of Target Sales, JJ Media also shares voting and dispositive control over the Ordinary Shares beneficially owned by Target Sales. Thus, as of the date hereof, JJ Media beneficially owns 121,599,200 Ordinary Shares, representing approximately 18.42% of the total outstanding Ordinary Shares2.

[1]

Percentage calculated based on 660,250,735 Ordinary Shares outstanding, including 649,669,635 Ordinary Shares outstanding as of August 13, 2012 (as provided by the Company), vested options to purchase 4,081,100 Ordinary Shares and restricted shares to obtain 6,500,000 Ordinary Shares exercisable within 60 days of the date hereof held by Target Sales.

[2]	Same as above.

As of the date hereof, Top Notch is the beneficial owner of, and has sole voting and dispositive control over, 500,000 Ordinary Shares held in the name of Citi (Nominees) Limited in the form of ADSs, representing approximately 0.08% of the total outstanding Ordinary Shares3.

As the sole shareholder of JJ Media and Top Notch respectively, Mr. Jiang shares voting and dispositive control over the Ordinary Shares beneficially owned by JJ Media and Top Notch. Thus, as of the date hereof, Mr. Jiang beneficially owns 122,099,200 Ordinary Shares, representing approximately 18.49% of the total outstanding Ordinary Shares4.

(c): Except as described in Item 3 and Item 4, none of the Reporting Persons has effected any transactions relating to the Ordinary Shares during the past sixty (60) days.

(d) – (e): Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The descriptions of the principal terms of the Consortium Agreement and the Proposal under Item 4 are incorporated herein by reference in their entirety.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit 7.25:     Joint Filing Agreement dated August 13, 2012 by and among the Reporting Persons.

Exhibit 7.26:     Consortium Agreement dated August 12, 2012 by and among the Reporting Persons and Sponsors.

Exhibit 7.27:     Proposal to the Issuer dated August 12, 2012.

[3]	Percentage calculated based on 649,669,635 Ordinary Shares outstanding as of August 13, 2012 (as provided by the Company).
[4]

Percentage calculated based on 660,250,735 Ordinary Shares outstanding, including 649,669,635 Ordinary Shares outstanding as of August 13, 2012 (as provided by the Company), vested options to purchase 4,081,100 Ordinary Shares and restricted shares to obtain 6,500,000 Ordinary Shares exercisable within 60 days of the date hereof held by Target Sales.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2012

Jason Nanchun Jiang

By:	/s/ Jason Nanchun Jiang
Name:	Jason Nanchun Jiang

JJ Media Investment Holding Limited

By:	/s/ Jason Nanchun Jiang
Name:	Jason Nanchun Jiang
Title:	Director

Top Notch Investments Holdings Ltd

By:	/s/ Jason Nanchun Jiang
Name:	Jason Nanchun Jiang
Title:	Director

Target Sales International Limited

By:	/s/ Jason Nanchun Jiang
Name:	Jason Nanchun Jiang
Title:	Director